

June 13, 2013

Via Email
Katherine Adkins, Esq.
Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, California 90501

> **Re:** **Toyota Motor Credit Corporation**
> **Toyota Auto Finance Receivables LLC**
> **Registration Statement on Form S-3**
> **Filed May 17, 2013**
> **File No. 333-188672 and -01**

Dear Ms. Adkins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Supplement

Cover Page

1. We note that you may have additional forms of credit enhancement beyond what is disclosed on the cover page, such as a revolving liquidity note agreement and/or a swap agreement. Please expand your brief description on the cover page to include all contemplated credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-4

2. Please delete your disclosure regarding forward-looking statements as the provisions to do not apply to you.

Summary of Terms, page S-8

3. We note that you contemplate including a revolving period. Please include bracketed language to disclose the maximum amount of additional assets that may be acquired during the revolving period. Refer to Item 1111(g)(3) of Regulation AB.

Description of the Notes, page S-60

4. We note that you state that the indenture and the swap agreement, if applicable, will be filed with the Commission on a Form 8-K. Please confirm that all finalized agreements, including the exhibits to these agreements, will be filed simultaneously with or prior to the final prospectus. Refer to SEC Release No. 33-6470 at note 11, Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Base Prospectus

Repurchase Obligations, page 68

5. We note your disclosure that dealers are obligated to repurchase any loans that do not meet certain representations and warranties made by a dealer. Please revise to disclose whether those representations and warranties will be incorporated into the underlying transaction agreements for the asset-backed securities. If so, please also confirm that any table detailing repurchase activity on page S-50 will include disclosure related to repurchase activity with respect to dealer representations and warranties.

6. We also note that you state that the representations and warranties from the dealer "do not typically relate to the creditworthiness of the related Obligors or the collectability of such contracts." Please revise to disclose what types of representations and warranties may be given with respect to creditworthiness or collectability that would not also be included in the representations and warranties given by TMCC and include a risk factor discussion. Alternatively, delete the word "typically."

Part II

Item 17. Undertakings

7. We note your Item 17(g) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a specified Internet address in the

prospectus is deemed to be a part of the prospectus in the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through an Internet Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the Item 17(g) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through an Internet Web site.

Exhibit 5.1

8. We note your legal opinion is limited to the internal, substantive laws of the State of New York as applied by courts located in New York without regard to choice of law. Please revise your legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware, the jurisdiction in which both the registrant and the issuing entity are organized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel